UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2017

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China

(Address of Principal Executive Offices.)

7 Times Square
37TH Floor
New York NY 10036
212 488 4974
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Departure Of Directors Or Certain Officers; Election Of Directors; Appointment Of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 3, 2017, Mr. Jianming Hao resigned from his position as Co-Chief Executive Officer, Director and Chairman of the Board of Directors of Wins Finance Holdings Inc. (the “Company”) and he was appointed President of the Company. Concurrently therewith, the Company’s Board of Directors named Mr. Renhui Mu the Company’s Chief Executive Officer, Chief Operating Officer and Chairman of the Board (he was previously Co-Chief Executive Officer, Chief Operating Officer and a director) and appointed Mr. Junfeng Zhao, the Company’s Chief Financial Officer, to the Board of Directors to fill the vacancy created by the resignation of Mr. Hao.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated April 5, 2017

WINS FINANCE HOLDINGS INC.

By:	/s/ Jianming Hao
Name:	Jianming Hao
Title:	President